November 1, 2024

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA

       Re: Cloudastructure, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 24, 2024
           File No. 333-282038
Dear James McCormick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Form on S-1 filed October 24, 2024 Capitalization, page 28

1. Please give pro forma effect to the conversion of all outstanding shares of Class B common stock on a one-for-one basis into shares of Class A common stock.
2. Please tell us your calculations giving effect to the 1-for-6 reverse stock split of Class
       A and Class B shares issued and outstanding as of June 30, 2024. Principal and Registered Stockholders, page 67

3. Please revise your beneficial ownership and registered stockholder disclosure to address the following issues:
           Please revise your disclosure to explain how your shareholders beneficially own more than 100% of your voting power.
 November 1, 2024
Page 2

             Your footnote (9) disclosure regarding a Standstill Agreement not to acquire more than 49% of your voting power is not consistent with the tabular disclosure that the registered stockholder beneficially owns 83.4% of your voting power. Please revise or advise.
             The tabular disclosure appears to reflect that shares of Class B Common Stock are being registered for resale as shares of Class A Common Stock. Please revise your disclosure to correct or explain this. In this regard, we note there is no disclosure in the registration statement regarding the convertibility of shares of Class B
           Common Stock into shares of Class A Common Stock.
Report of Independent Registered Public Accounting Firm, page F-2

4. Please have your independent auditor provide a revised audit report to include a dual date for the reverse stock split effected on October 24, 2024 in accordance with
       PCAOB - Auditor Reporting, at paragraph .05 of AS 3110, or explain why a revised audit report is not required.
Balance Sheet, page F-3

5. Please revise the presentation of your equity shares in the December 31, 2023 and
       June 30, 2024 financial statements and elsewhere in your filing to retrospectively restate the number of shares to reflect the reverse split. Refer to the guidance in SAB
       Topic 4C and FASB ASC 505-10-S99-4. Additionally, include disclosures where appropriate in the filing confirming that the reverse stock split has been retrospectively applied for all periods presented
Notes to the Financial Statements
Note 8 - Subsequent Events, page F-13

6. Please provide disclosures about the reverse stock split, effected on October 24, 2024, in the subsequent events note here and in note 10 to the unaudited interim financial statements for the period ended June 30, 2024.
       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Vanessa Schoenthaler